AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FRESH KILLS INC.

Pursuant to Section 245 of the

Delaware General Corporation Law

Fresh Kills Inc., a corporation existing under the laws of the State of Delaware, by its Chief Executive Officer, hereby certifies as follows:

1. The name of the corporation is Fresh Kills Inc. (hereinafter called the "Corporation").

2. The Corporation's Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on August 12, 2021.

3. This Amended Restated Certificate of Incorporation restates, integrates and amends the Certificate of Incorporation of the Corporation.

4. This Amended and Restated Certificate of Incorporation was duly adopted by the written consent of the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware ("GCL").

5. The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

ARTICLE 1

The name of this Corporation is **FRESH KILLS INC.**

ARTICLE 2

The address of the Corporation's registered office in the State of Delaware is 1013 Centre Road, Suite 403-B in the City of Wilmington, County of New Castle, 19805. The name of the corporation's registered agent at such address is Vcorp Services, LLC.

ARTICLE 3

The name and mailing address of the incorporator of the Corporation is:

Jennifer Esposito
261 Hudson Street, Suite 4G
New York NY 10003

ARTICLE 4

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:25 PM 09/01/2021
FILED 03:25 PM 09/01/2021
SR 20213143560 - File Number 6162586

ARTICLE 5

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 15,000,000, of which 10,000,000 shares shall be common stock, par value $.0001 per share ("Common Stock"), and 5,000,000 shares shall be preferred stock, par value $.0001 per share ("Preferred Stock").

Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a "Preferred Stock Designation") and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

ARTICLE 6

Except as otherwise provided in this certificate of incorporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 7

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE 8

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE 9

Meeting of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the Bylaws of the Corporation.

ARTICLE 10

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article 9 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article 9 by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE 11

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this Article 10 shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ARTICLE 12

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation to do business both within and without the State of Delaware and in pursuance of the General Corporation Law of Delaware, does make and file this Certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set his or her hand this 19 August 2021

DocuSigned by:

547D50A7FA5A4A0...

Jennifer Esposito, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:36 AM 11/09/2021
FILED 11:36 AM 11/09/2021
SR 20213743367 - File Number 6162586

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK OF Fresh Kills Inc.

a Delaware corporation

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned President of Fresh Kills Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby file this Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock (this "Certificate of Designations") and DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation's Certificate of Incorporation, and pursuant to Section 151 of the General Corporation Law of the State of Delaware and in accordance with the provisions of the resolution creating a series of the class of the Corporation's authorized Preferred Stock designated as Series A Convertible Preferred Stock, as follows:

FIRST: The Certificate of Incorporation of the Corporation authorizes the issuance by the Corporation of 10,000,000 shares of common stock, $0.0001 par value per share (the "Common Stock") and 5,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"), and, further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

SECOND: By unanimous written consent of the Board of Directors of the Corporation dated October 25, 2021, the Board of Directors designated 4,250,000 shares of the Preferred Stock as Series A Convertible Preferred Stock, par value $0.0001 per share, pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

SERIES A CONVERTIBLE PREFERRED STOCK

Section 1. Designation and Number.

(a) Designation. There is hereby designated a class of the preferred stock, par value $0.0001 per share, of the Corporation as the Series A Convertible Preferred Stock, par value $0.0001 per share of the Corporation (the "Series A Stock"). The number of shares, powers,

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terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Series A Stock shall be as set forth in this Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock (this "Certificate of Designations"). For purposes hereon, a holder of share(s) of Series A Stock shall be referred to as a "Series A Holder".

(b)   Number. The number of authorized shares of the Series A Stock is 4,250,000 shares.

Section 2.   Dividends.

(a)   The Board of Directors of the Corporation (the "Board") may declare dividends on the issued and outstanding shares of Series A Stock as the Board may determine (the "Series A Dividend"), up to a maximum aggregate amount of $1.10 per share of Series A Stock (the "Series A Dividend Preference"), which Series A Dividend may be paid at one time, or in two or more portions, as determined by the Board. The total Series A Dividends as declared by the Board at any time shall be apportioned pro-rata to each share of Series A Stock then issued and outstanding.

(b)   Any Series A Dividends shall be paid in cash via wire transfer to the account for the Series A Holder as set forth in the books and records of the Corporation, or via check, as determined by the Board.

(c)   No Series A Dividends shall be authorized by the Board, or paid or set apart for payment by the Corporation at any time when the terms and provisions of any agreement of the Corporation, including any agreement relating to any indebtedness of the Corporation, prohibits the authorization, payment or setting apart for payment thereof or provides that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(d)   Unless and until the Corporation has paid Series A Dividends totaling the Series A Dividend Preference to all of the holders of the issued and outstanding shares of Series A Stock, (i) no dividends shall be declared or paid or set aside for payment upon shares of common stock, par value $0.0001 per share, of the Corporation (the "Common Stock") or Preferred Stock that the Corporation may issue ranking junior to the Series A Stock as to the payment of dividends, or upon liquidation, dissolution, or winding up of the Corporation, (ii) no other distribution shall be declared or made upon shares of Common Stock or Preferred Stock that the Corporation may issue ranking junior to the Series A Stock as to the payment of dividends, or the distribution of assets upon liquidation, dissolution, or winding up, and (iii) any shares of Common Stock and Preferred Stock that the Corporation may issue ranking junior to the Series A Stock as to the payment of dividends, or the distribution of assets upon liquidation, dissolution, or winding up, shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for other capital stock of the Corporation that it may issue ranking junior to the Series A Stock as to the payment of dividends, or the distribution of assets upon liquidation, dissolution, or winding up).

Section 3.   Automatic Conversion. Upon the Corporation's payment of Series A Dividends

551517.v6

totaling the Series A Dividend Preference to holders of all of the issued and outstanding Series A Stock (the "Conversion Event"), the Series A Stock shall automatically convert into shares of Common Stock (the "Conversion Shares") as set forth in this Section 3 (an "Automatic Conversion").

(a)   Number of Conversion Shares. Upon the occurrence of the Conversion Event, each share of Series A Stock for which the Conversion Event has occurred shall automatically be converted into Conversion Shares at a conversion ratio of 0.2692 Conversion Shares per share of Series A Stock being converted (the "Conversion Ratio"). Upon any Automatic Conversion, any certificates or other instruments representing the converted Series A Stock shall be deemed automatically terminated without any further action of any person or entity, and the Corporation shall, as soon as practicable following the date of the Automatic Conversion, record the applicable Series A Holder as the holder of the applicable Conversion Shares in the books and records of the Corporation, or, at the option of the Corporation, issue and deliver at such office to such Series A Holder a certificate or certificates for the number of Conversion Shares to which such Series A Holder shall be entitled as aforesaid. Such Automatic Conversion shall be deemed to have been made on the date that Conversion Event has occurred with respect to the applicable share(s) of Series A Stock, and the person or persons entitled to receive the Conversion Shares shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. For the avoidance of doubt, any payment of the Liquidation Preference (as defined below) pursuant to the provisions of Section 4 shall not trigger or result in an Automatic Conversion.

(b)   Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series A Stock. In the event that for any reason there is a fraction of a Conversion Share which a Series A Holder would otherwise be entitled to receive upon such conversion of the Series A Stock in the event of an Automatic Conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board, or round up to the next whole share of Common Stock.

(c)   Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of Series A Stock shall be made without charge to any Series A Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the applicable Series A Holder of such shares of Series A Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person (as defined below) or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. For purposes hereof, "Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

(d)   Adjustments for Stock Splits. In the event of any forward or reverse split of the Common Stock, the Conversion Ratio shall be proportionately and equitably adjusted automatically. By way of example and not limitation, (i) in the event of a one-for-two reverse split of the Common Stock, whereby each two shares of Common Stock are converted into one share of Common Stock, the Conversion Ratio shall be adjusted to be 0.60577; and (ii) in the event of a two-for-one forward split of the Common Stock, whereby each share of Common Stock is converted into two shares of Common Stock, the Conversion Ratio shall be adjusted to 0.1514425. The adjustments as set forth in this Section 3(d) shall be undertaken each time any such event occurs.

(e)   Adjustment Due to Merger, Consolidation, Etc. If, at any time when the Series A Stock is issued and outstanding and prior to conversion of the applicable share(s) of Series A Stock, the Common Stock is converted into another class of securities of the Corporation or any successor entity to the Corporation, whether by way of merger, reorganization, re-incorporation or otherwise (the "Replacement Securities"), any reference herein to the Common Stock (whether standing alone or as part of another defined term herein) automatically upon the consummation of the applicable transaction shall be deemed a reference to such Replacement Securities. In the event that the Corporation completes a share exchange with another entity wherein all of the issued and outstanding shares of Common Stock are exchanged for equity interests in the other entity (the "Exchanged Securities"), any reference herein to the Common Stock (whether standing alone or as part of another defined term herein) automatically upon the consummation of the applicable transaction shall be deemed a reference to such Exchanged Securities. The adjustments in this Section 3(e) shall be undertaken each time any such event occurs.

(f)   Concerning the Conversion Shares. The shares of Common Stock issuable upon conversion of the Series A Stock may not be sold or transferred unless: (i) such shares of Common Stock are sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act") or (ii) the Corporation and its transfer agent shall have been furnished with an opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration (such as Rule 144 or a successor rule) ("Rule 144"); or (iii) such shares of Common Stock are transferred to an "affiliate" (as defined in Rule 144) of the applicable Series A Holder who agrees to sell or otherwise transfer the shares only in accordance with this section and who is an accredited investor (as defined in Rule 501 under Regulation D promulgated pursuant to the Securities Act). Any restrictive legend on any certificates representing shares of Common Stock issuable upon conversion of the Series A Stock shall be removed and the Corporation shall issue to the applicable Series A Holder a new certificate therefore free of any transfer legend if the Corporation or its transfer agent shall have received an opinion of counsel from applicable Series A Holder's counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that (i) a public sale or transfer of such Common Stock may be made without registration under the Securities Act, which opinion shall be accepted by the Corporation so that the sale or transfer is effected; or (ii) in the case of the Common Stock issuable upon conversion of the Series A Stock such security is registered for sale by the applicable Series A Holder under an effective registration statement filed under the Securities Act; or otherwise may be sold pursuant to an exemption from registration. All shares of Series A Stock which shall have been converted pursuant to an Automatic Conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares,

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including the rights, if any, to vote, shall immediately cease and terminate on the occurrence of the Conversion Event, except only the right of the holders thereof to receive Conversion Shares in exchange therefor.

Section 4.   Liquidation Preference.

(a)   Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (each a "Liquidation Event"), before any distribution or payment shall be made to the holders of Common Stock, the Series A Holders, with respect to their holdings of Series A Stock, shall be entitled to be paid out of the assets of the Corporation available for distribution to the stockholders of the Corporation, for and with respect to each share of Series A Stock held by them, an amount per share equal to (i) the Series A Dividend Preference minus (ii) the amount of Series A Dividends paid to Series A Holders through the date of the Liquidation Event (the "Liquidation Preference") prior to any distributions being made to any other classes of stock of the Corporation. If, upon any such Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all Series A Holders of the Liquidation Preference, then such assets shall be distributed among the Series A Holders with respect to their shares of Series A Stock then held, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b)   After payment of the Liquidation Preference, the Series A Stock will have no right or claim to any of the remaining assets of the Corporation, and the Series A Holders, with respect to their holdings of Series A Stock, shall not participate in any further distributions to the stockholders of the Corporation with respect to any Liquidation Event.

(c)   The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other entity with or into the Corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business the Corporation, shall not be deemed a Liquidation Event or any liquidation, dissolution or winding up of the Corporation.

Section 5.   Dividends and Distributions. Other than the Liquidation Preference and on a Liquidation Event, in which event Section 4 shall control, the Series A Stock then issued and outstanding shall not be entitled to receive any dividends or distributions paid on the Common Stock or any other classes of stock of the Corporation.

Section 6.   Vote. Other than as set forth in Section 7, which section shall govern as with respect to such vote, each share of Series A Stock shall, on any matter submitted to the holders of the Common Stock, or any class thereof, for a vote, vote together with the Common Stock, or any class thereof, as applicable, as one class on such matter for as long as any shares of Series A Stock are issued and outstanding and each share of Series A Stock shall have 0.2692 votes on any such matter, which number of votes shall not be adjusted in the event of any forward split or reverse split of the Common Stock, or as a result of any other event. The Series A Stock shall not have any other voting rights other than as specifically set forth herein.

Section 7.   Amendment. Other than as set forth in the immediately following sentence, the Corporation may not, and shall not, amend or repeal this Certificate of Designations to the extent that such amendment or repeal materially and adversely affects the rights of the Series A Stock set forth in Section 2 or Section 4 without the prior written consent of Series A Holders holding a majority of the

551517.v6

Series A Stock then issued and outstanding, in which vote each share of Series A Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Series A Holders, and any such act or transaction entered into without such vote or consent shall be null and void *ab initio*, and of no force or effect. Notwithstanding the foregoing, the Corporation may amend this Certificate of Designations without the approval of the Series A Holders being required (i) in order to correct any error or clarify any ambiguity herein, (ii) as required in order to comply with applicable laws and (iii) to make any other amendments which do not materially and adversely affects the rights of the Series A Stock as set forth in Section 2 or Section 4.

Section 8.   Redemption. The Series A Stock is not redeemable at the election of either the Corporation or the Series A Holder standing alone, but may be redeemed on the agreement of the Corporation and the applicable Series A Holder at a price as agreed between the Corporation and the applicable Series A Holder.

Section 9.   Miscellaneous.

    (a)   Legend. Any certificates representing the Series A Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

> THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, , OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

    (b)   Lost or Mutilated Series A Stock Certificate. If any certificate for the Series A Stock held by the Series A Holder thereof shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the share of Series A Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation. The Series A Stock may be recorded in book entry form by the Corporation and will not be certificated unless agreed by the Corporation in its sole discretion.

    (c)   No Registration Rights. The Series A Holders shall not have the right to require the Corporation to register any shares of Series A Stock or any Conversion Shares for sale pursuant to the securities laws of the United States or any other jurisdiction.

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(d)   Interpretation. If the Corporation or any Series A Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(e)   Waiver. Any waiver by the Corporation or the Series A Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or the Series A Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

(f)   Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

IN WITNESS WHEREOF, Fresh Kills Inc. has caused this Certificate of Designations to be signed by a duly authorized officer on this 2nd day of November, 2021.

Fresh Kills Inc.

Christine Crokos

SignNow e-signature ID: 20a3acb985...
11/0...Name: Christine Crokos
Title: President